SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 2)

Seanergy Maritime Holdings Corp.
(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Class E Warrants to Purchase Common Stock
(Title of Class of Securities)

Y73760194
(CUSIP Number of Common Stock Underlying Warrants)

Seanergy Maritime Holdings Corp.
154 Vouliagmenis Avenue
166 74 Glyfada, Greece
+30 213 0181507
(Name, address and telephone number of person authorized to receive notices and communication on behalf of Filing Persons)

With a copy to:

Will Vogel
Watson Farley & Williams LLP
250 West 55th Street
New York, New York 10019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

AMENDMENT TO TENDER OFFER

This Amendment No. 2 supplements and amends the Tender Offer Statement on Schedule TO filed originally on November 30, 2022 and amended by Amendment No. 1 on December 1, 2022 with the Securities Exchange Commission by Seanergy Maritime Holdings Corp., a Marshall Islands corporation, (the “Company”) in connection with the Company’s offer to purchase all of its outstanding Class E common stock purchase warrants (the “Warrants”) at a price of $0.20 per Warrant. The offer is made upon and subject to the terms and conditions set forth in the Company’s Offer to Purchase dated November 30, 2022 and a related Letter of Transmittal.

Only those items amended and supplemented are reported in this Amendment No. 2. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged, and this Amendment No. 2 does not modify any of the other information previously reported on Schedule TO. You should read this Amendment No. 2 together with the Schedule TO, the Offer to Purchase, and the related Letter of Transmittal.

Items 1 through 11 in the Schedule TO and Exhibit A to the Schedule TO (Offer to Purchase)

The Offer to Purchase, and Items 1 through 11 of the Schedule TO, insofar as such items incorporate sections of the Offer to Purchase as amended below, are hereby amended as follows:

Summary Term Sheet

On page iv of the Offer to Purchase, under “Summary Term Sheet,” the paragraph captioned “Once I have tendered warrants in the Offer, can I withdraw my tender?” is hereby amended by deleting the second-to-last sentence in its entirety and replacing it with: “If we have not accepted for payment the warrants you have tendered to us, you may also withdraw your warrants at any time after the end of the day, 5:00 P.M., Eastern Time, on January 30, 2023.”

Withdrawal Rights

On page 6 of the Offer to Purchase under “4. Withdrawal Rights,” the last sentence in the first paragraph is hereby amended by deleting the last sentence in its entirety and replacing it with: “If we have not accepted for payment the warrants you have tendered to us, you may also withdraw your warrants at any time after the end of the day, 5:00 P.M., Eastern Time, on January 30, 2023.”

Conditions of the Offer

On page 7 of the Offer to Purchase, the “6. Conditions to the Offer” Section is hereby amended by adding the following bullets after the first bullet on page 7:

•
any legal action instituted, threatened or pending that challenges the Offer or seeks to impose limitations on our ability (or that of any affiliate of ours) to acquire or hold or to exercise full rights of ownership of the warrants;

•
any order, statute, rule, regulation, executive order, stay, decree, judgment or injunction that has been proposed, enacted, entered, issued, promulgated, enforced or deemed applicable by any court or governmental, regulatory or administrative agency or instrumentality that, in our reasonable judgment, would or would be reasonably likely to prohibit, prevent, restrict or delay consummation of the Offer or materially impair the contemplated benefits to us of the Offer, or that is, or is reasonably likely to be, materially adverse to our business, operations, properties, condition, assets, liabilities or prospects;

•	any proposal, announcement, or tender or exchange offer (other than this Offer), merger, business combination or other similar transaction involving us or any of our subsidiaries;

•
anyone (including certain groups) acquiring or proposing to acquire beneficial ownership of more than 5% of our shares, other than any person who was a holder of more than 5% of our shares as of the date of this Offer to Purchase;

•	any material adverse change in our business, condition (financial or otherwise), assets, income, operations, prospects or stock ownership;

•
our determination that that there is not a reasonable likelihood that the consummation of the Offer and the purchase of the warrants pursuant to the Offer will cause our shares to be subject to delisting from NASDAQ (this determination shall be made by us);

On page 7 of the Offer to Purchase, the third bullet under “6. Conditions to the Offer” is hereby amended in its entirety by replacing it with:

•
any commencement or escalation of any war, armed hostilities or other national or international calamity, including any act of terrorism, during this Offer, in or involving the United States, or the material escalation of any such armed hostilities which had commenced before the date of this Offer to Purchase, in each case which is reasonably likely to have a material adverse effect on the Company or on the Company’s ability to complete the Offer;

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

(N)	Press Release issued on December 9, 2022

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 9, 2022	SEANERGY MARITIME HOLDINGS CORP.

	By:	/s/ Stamatios Tsantanis
	Name:	Stamatios Tsantanis
	Title:	Chairman & Chief Executive Officer

Exhibit Index

Exhibit	Description
N*	Press Release issued on December 9, 2022